Exhibit 99.1

ROYAL STANDARD ANNOUNCES SETTLEMENT OF LITIGATION

Toronto, Ontario – August 30, 2013 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) today announced that its wholly-owned subsidiary Kentucky Standard Energy Company, Inc. entered into a settlement and release agreement on August 27, 2013 with Pick & Shovel Mining and Roger and Jacqueline Stacy pursuant to which in consideration of a cash settlement payment and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties.  In addition, Kentucky relinquished any interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

About Royal Standard Minerals Inc.

Royal Standard is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing deposits.

For more information please visit www.royalstandardminerals.com or contact: info@royalstandardminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the fact that the proposed asset sale is conditional, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.